Exhibit 99.2

Government Properties Income Trust

8900 Grand Oak Circle, Tampa, FL
Square Feet: 67,916
Primary Tenant: U.S. Dept. of Veteran Affairs


GOV
LISTED
NYSE

Fourth Quarter 2014

Supplemental Operating and Financial Data

All amounts in this report are unaudited.


GOV


GOV

TABLE OF CONTENTS

GOV

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- THE CREDIT QUALITIES OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
- OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, CASH BASIS NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION , OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO THE ACQUISITION OF GOVERNMENT LEASED PROPERTIES,
- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, RMR, SIR AND THEIR RELATED PERSONS AND ENTITIES,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

WARNING CONCERNING FORWARD LOOKING STATEMENTS (continued)


GOV

FOR EXAMPLE:



- CONTINGENCIES IN OUR PENDING AND FUTURE PROPERTY ACQUISITION AND SALE AGREEMENTS MAY CAUSE OUR ACQUISITIONS OR SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS TO BE CHANGED,
- WE HAVE ONE PROPERTY CLASSIFIED IN DISCONTINUED OPERATIONS AS HELD FOR SALE THAT HAS A NET BOOK VALUE OF $12.3 MILLION AS OF DECEMBER 31, 2014. THIS STATEMENT MAY IMPLY THAT WE WILL SELL THIS PROPERTY FOR AT LEAST $12.3 MILLION. HOWEVER, WE MAY NOT BE ABLE TO SELL THIS PROPERTY OR WE MAY SELL THIS PROPERTY AT AN AMOUNT THAT IS LESS THAN ITS CURRENT NET BOOK VALUE,
- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES AND OTHER INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR,
- WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS TO SHAREHOLDERS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHTS TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.5 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES. INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE.
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US,
- WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, SIR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION


180 Spring Street NW, Atlanta, GA
Square Feet: 90,688
Primary Tenant: U.S. Dept. of Homeland Security

COMPANY PROFILE


GOV

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. In July 2014, we acquired 21.5 million common shares, or 35.9% (as of December 31, 2014), of the outstanding common shares of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns and invests in single tenant properties throughout the U.S. and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,050 properties located in 48 states, Washington, DC, Puerto Rico and Canada. In addition to managing GOV, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and SIR. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19 billion as of December 31, 2014. We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2014)[1]:

Total properties	72 (92 buildings)
Total sq. ft. (000s)	11,037
Percent leased	94.9%

[1] Excludes one property (one building) classified as discontinued operations as of December 31, 2014.


GOV

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 219-1440 or mkleifges@govreit.com.

Investor and media inquiries should be directed to Jason Fredette, Director, Investor Relations, at (617) 219-1440 or jfredette@govreit.com.


GOV

RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

MLV & Co.
Jon Petersen
jpetersen@mlvco.com
(646) 556-9185

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Jefferies & Company, Inc.
Omotayo Okusanya
Tokusanya@jefferies.com
(212) 336-7076

Morgan Stanley
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Jaime Gitler
Jaime.Gitler@standardandpoors.com
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



1759 & 1760 Business Center Drive, Reston, VA
Square Feet: 406,388
Primary Tenant: U.S. Government


GOV

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	70,349	70,338	54,751	54,728	54,722
Weighted average common shares outstanding - basic	70,254	65,481	54,659	54,639	54,637
Weighted average common shares outstanding - diluted	70,343	65,567	54,743	54,725	54,722
Common Share Data:					
Price at end of period	$ 23.01	$ 21.91	$ 25.39	$ 25.20	$ 24.85
High during period	$ 23.64	$ 25.68	$ 26.30	$ 25.41	$ 25.41
Low during period	$ 21.71	$ 21.84	$ 24.77	$ 24.02	$ 23.33
Annualized dividends paid per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	7.5%	7.9%	6.8%	6.8%	6.9%
Annualized Normalized FFO[1] multiple (at end of period)	9.9x	9.0x	11.1x	12.0x	12.1x
Annualized property net operating income (NOI)[2] and dividends received from SIR shares / total market capitalization	7.5%	7.7%	7.6%	7.3%	7.3%
Market Capitalization:					
Total debt (book value)	$ 1,085,117	$ 1,070,632	$ 735,459	$ 605,115	$ 597,727
Plus: market value of common shares (at end of period)	1,618,730	1,541,106	1,390,128	1,379,146	1,359,842
Total market capitalization	$ 2,703,847	$ 2,611,738	$ 2,125,587	$ 1,984,261	$ 1,957,569
Total debt / total market capitalization	40.1%	41.0%	34.6%	30.5%	30.5%
Book Capitalization:					
Total debt	$ 1,085,117	$ 1,070,632	$ 735,459	$ 605,115	$ 597,727
Plus: total shareholders' equity	1,297,449	1,313,332	973,223	981,532	989,675
Total book capitalization	$ 2,382,566	$ 2,383,964	$ 1,708,682	$ 1,586,647	$ 1,587,402
Total debt / total book capitalization	45.5%	44.9%	43.0%	38.1%	37.7%

[1] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of net income determined in accordance with United States generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

[2] See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of that amount to net income determined in accordance with GAAP.

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Selected Balance Sheet Data:					
Total assets	$ 2,427,615	$ 2,429,718	$ 1,751,605	$ 1,629,480	$ 1,632,452
Total liabilities	$ 1,130,166	$ 1,116,386	$ 778,382	$ 647,948	$ 642,777
Gross book value of real estate assets [1] and market value of SIR shares[2]	$ 2,472,256	$ 2,456,321	$ 1,928,628	$ 1,789,849	$ 1,766,077
Total debt / gross book value of real estate assets [1] and market value of SIR shares[2]	43.9%	43.6%	38.1%	33.8%	33.8%
Selected Income Statement Data:					
Rental income	$ 64,625	$ 64,158	$ 62,428	$ 59,820	$ 58,271
NOI [3]	$ 40,548	$ 40,119	$ 40,353	$ 36,271	$ 35,724
NOI margin [4]	62.7%	62.5%	64.6%	60.6%	61.3%
Adjusted EBITDA [5]	$ 51,890	$ 50,599	$ 37,383	$ 33,685	$ 33,057
Net income	$ 14,114	$ 12,622	$ 14,608	$ 15,190	$ 12,724
Normalized FFO [6]	$ 40,707	$ 39,792	$ 31,470	$ 28,782	$ 28,201
Common distributions paid	$ 30,246	$ 23,544	$ 23,535	$ 23,530	$ 23,530
Per Share Data:					
Net income (basic and diluted)	$ 0.20	$ 0.19	$ 0.27	$ 0.28	$ 0.23
Normalized FFO (basic) [6]	$ 0.58	$ 0.61	$ 0.58	$ 0.53	$ 0.52
Normalized FFO (diluted) [6]	$ 0.58	$ 0.61	$ 0.57	$ 0.53	$ 0.52
Common distributions paid	$ 0.43	$ 0.43	$ 0.43	$ 0.43	$ 0.43
Normalized FFO [6] payout ratio	74.3%	59.2%	74.8%	81.8%	83.4%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	5.5x	5.7x	7.2x	7.4x	7.4x
Total debt / Annualized Adjusted EBITDA [5]	5.2x	5.3x	4.9x	4.5x	4.5x

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

[2] As of December 31, 2014, we owned 21,500,000 common shares of Select Income REIT (NYSE:SIR). The closing price of SIR's common shares on December 31, 2014 was $24.41 per share.

[3] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to that amount.

[5] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

[6] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.



CONSOLIDATED BALANCE SHEETS


GOV

(dollar amounts in thousands, except share data)

	As of December 31,	
	2014	2013
ASSETS		
Real estate properties:		
Land	$ 254,008	$ 243,686
Buildings and improvements	1,428,472	1,324,876
Total real estate properties, gross	1,682,480	1,568,562
Accumulated depreciation	(219,791)	(187,635)
Total real estate properties, net	1,462,689	1,380,927
Equity investment in Select Income REIT	680,137	-
Assets of discontinued operations	13,165	25,997
Assets of property held for sale	32,797	-
Acquired real estate leases, net	150,080	142,266
Cash and cash equivalents	13,791	7,663
Restricted cash	2,280	1,689
Rents receivable, net	36,239	33,350
Deferred leasing costs, net	11,450	11,618
Deferred financing costs, net	12,782	3,911
Other assets, net	12,205	25,031
Total assets	$ 2,427,615	$ 1,632,452
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 157,000
Unsecured term loans	550,000	350,000
Senior unsecured debt, net of discount	347,423	-
Mortgage notes payable, including premiums	187,694	90,727
Liabilities of discontinued operations	150	276
Liabilities of property held for sale	343	-
Accounts payable and accrued expenses	26,471	23,216
Due to related persons	2,161	2,474
Assumed real estate lease obligations, net	15,924	19,084
Total liabilities	1,130,166	642,777
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 100,000,000 and 70,000,000 shares authorized, respectively, 70,349,227 and 54,722,018 shares issued and outstanding, respectively	703	547
Additional paid in capital	1,457,631	1,105,679
Cumulative net income	248,447	191,913
Cumulative other comprehensive income	37	49
Cumulative common distributions	(409,369)	(308,513)
Total shareholders' equity	1,297,449	989,675
Total liabilities and shareholders' equity	$ 2,427,615	$ 1,632,452


GOV

CONSOLIDATED STATEMENTS OF INCOME

(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Rental income [1]	$ 64,625	$ 58,271	$ 251,031	$ 226,910
Expenses:				
Real estate taxes	7,384	6,650	28,389	25,710
Utility expenses	4,297	4,052	19,369	17,116
Other operating expenses	12,396	11,845	45,982	41,134
Depreciation and amortization	17,339	14,739	66,593	55,699
Loss on asset impairment	400	-	2,016	-
Acquisition related costs	54	738	1,344	2,439
General and administrative	4,272	3,361	15,809	12,710
Total expenses	46,142	41,385	179,502	154,808
Operating income	18,483	16,886	71,529	72,102
Interest and other income	1	17	69	37
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $384, $338, $1,310 and $1,340, respectively)	(9,518)	(4,443)	(28,048)	(16,831)
Loss on early extinguishment of debt	(766)	-	(1,307)	-
Income from continuing operations before income taxes and equity in earnings of investees	8,200	12,460	42,243	55,308
Income tax benefit (expense)	13	(83)	(117)	(133)
Loss on issuance of shares by an equity investee	(14)	-	(53)	-
Equity in earnings of investees	6,032	115	10,963	334
Income from continuing operations	14,231	12,492	53,036	55,509
Income (loss) from discontinued operations	(117)	232	3,498	(889)
Net income	$ 14,114	$ 12,724	$ 56,534	$ 54,620
Weighted average common shares outstanding (basic)	70,254	54,637	61,313	54,606
Weighted average common shares outstanding (diluted)	70,343	54,722	61,399	54,685
Per common share amounts:				
Income from continuing operations per common share (basic)	$ 0.20	$ 0.23	$ 0.87	$ 1.02
Income from continuing operations per common share (diluted)	$ 0.20	$ 0.23	$ 0.86	$ 1.02
Income from discontinued operations per common share (basic and diluted)	$ -	$ -	$ 0.06	$ (0.02)
Net income per common share (basic and diluted)	$ 0.20	$ 0.23	$ 0.92	$ 1.00
Additional Data:				
General and administrative expenses / rental income	6.61%	5.77%	6.30%	5.60%
General and administrative expenses / total assets (at end of period)	0.18%	0.21%	0.65%	0.78%
Non-cash straight line rent adjustments [1]	$ 1,123	$ 787	$ 4,501	$ 2,739
Lease value amortization included in rental income [1]	$ (238)	$ (223)	$ (868)	$ (1,123)

(1) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONSOLIDATED STATEMENTS OF CASH FLOWS


GOV

(dollar amounts in thousands)

	For the Years Ended	
	12/31/2014	12/31/2013
Cash flows from operating activities:		
Net income	$ 56,534	$ 54,620
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	37,671	34,694
Net amortization of debt premiums and discounts and deferred financing fees	1,310	1,340
Loss on early extinguishment of debt	1,307	-
Straight line rental income	(4,495)	(3,067)
Amortization of acquired real estate leases	27,713	21,608
Amortization of deferred leasing costs	2,145	1,599
Other non-cash expenses	2,181	1,268
Loss on asset impairment	2,016	10,142
Increase in carrying value of assets held for sale	(2,344)	-
Net gain on sale of properties	(774)	(8,168)
Equity in earnings of investees	(10,963)	(334)
Loss on issuance of shares by an equity investee	53	-
Distributions of earnings from equity investees	17,046	-
Change in assets and liabilities:		
Restricted cash	(591)	(136)
Deferred leasing costs	(3,326)	(4,279)
Rents receivable	(337)	(1,565)
Other assets	(419)	(1,063)
Accounts payable and accrued expenses	6,400	2,492
Due to related persons	(402)	(760)
Cash provided by operating activities	130,725	108,391
Cash flows from investing activities:		
Real estate acquisitions and deposits	(56,350)	(112,574)
Real estate improvements	(21,635)	(23,252)
Investment in Select Income REIT	(689,969)	-
Investment in Affiliates Insurance Company	(825)	-
Distributions in excess of earnings from equity investees	3,594	-
Proceeds from sale of properties, net	16,426	18,319
Cash used in investing activities	(748,759)	(117,507)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(2,221)	(1,933)
Proceeds from issuance of common shares, net	349,787	-
Proceeds from issuance of senior notes, net of discount	347,217	-
Proceeds from unsecured term loans	1,050,000	-
Repayment of unsecured term loans	(850,000)	-
Borrowings on unsecured revolving credit facility	344,500	216,500
Repayments on unsecured revolving credit facility	(501,500)	(109,000)
Financing fees	(12,765)	-
Distributions to common shareholders	(100,856)	(94,043)
Cash provided by financing activities	624,162	11,524
Increase in cash and cash equivalents	6,128	2,408
Cash and cash equivalents at beginning of year	7,663	5,255
Cash and cash equivalents at end of year	$ 13,791	$ 7,663
Supplemental cash flow information:		
Interest paid	$ 21,334	$ 15,336
Income taxes paid	126	169
Non-cash investing activities:		
Real estate acquisition funded by the assumption of mortgage debt	$ (97,524)	$ -
Non-cash financing activities:		
Assumption of mortgage debt	$ 97,524	$ -


GOV

DEBT SUMMARY

As of December 31, 2014
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility [2]	1.42%	1.42%	$ -	1/31/2019	$ -	4.1
$300,000 unsecured term loan [3]	1.57%	1.57%	300,000	3/31/2020	300,000	5.3
$250,000 unsecured term loan [4]	1.97%	1.97%	250,000	3/31/2022	250,000	7.3
Total / weighted average	1.75%	1.75%	$ 550,000		$ 550,000	6.2
Unsecured Fixed Rate Debt:						
Senior notes due 2019	3.75%	3.93%	$ 347,423	8/15/2019	$ 350,000	4.6
Secured Fixed Rate Debt:						
Secured debt - Two buildings in Reston, VA	5.55%	3.50%	$ 85,167	4/1/2016	$ 83,000	1.3
Secured debt - Two buildings in Indianapolis, IN	5.73%	5.24%	47,418	10/11/2015	46,700	0.8
Secured debt - One building in Landover, MD	6.21%	6.21%	23,833	8/1/2016	23,296	1.6
Secured debt - One building in Fairfax, VA	5.88%	5.88%	14,374	8/11/2021	12,702	6.6
Secured debt - One building in Tampa, FL	7.00%	5.15%	9,563	3/1/2019	7,890	4.2
Secured debt - One building in Lakewood, CO	8.15%	6.15%	7,339	3/1/2021	-	6.2
Total / weighted average	5.88%	4.65%	$ 187,694		$ 173,588	1.9
Total / weighted average	3.10%	2.95%	$ 1,085,117		$ 1,073,588	4.9

(1) Includes the effect of unamortized fair value premiums related to certain assumed mortgage debt and unamortized original issue discount on senior notes.
(2) On 11/21/2014, we entered into a new $750,000 unsecured revolving credit facility. We had no amounts outstanding on the revolving credit facility at 12/31/2014. Borrowings under our new unsecured revolving credit facility bear interest at LIBOR plus a premium of 125 basis points. We also pay a facility fee of 25 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 1/31/2020.
(3) On 11/21/2014, we entered into a new $300,000 unsecured term loan agreement. The amount outstanding under our new $300,000 term loan bears interest at LIBOR plus a premium of 140 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2014. Our new $300,000 term loan is prepayable without penalty at any time.
(4) On 11/21/2014, we entered into a new $250,000 unsecured term loan agreement. The amount outstanding under our new $250,000 term loan bears interest at LIBOR plus a premium of 180 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2014. Our new $250,000 term loan is prepayable at any time, subject to a prepayment premium on the amount outstanding of 2% until 11/21/2015 and 1% for the period 11/22/2015 to 11/21/2016. There is no premium due if prepaid after 11/21/2016.


GOV

DEBT MATURITY SCHEDULE

As of December 31, 2014
(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt	Secured Fixed Rate Debt[4]	Total [5]
2015	$ -		$ -	$ 48,906	$ 48,906
2016	-		-	107,933	107,933
2017	-		-	1,549	1,549
2018	-		-	1,671	1,671
2019	-	(1)	-	9,440	9,440
2020	300,000	(2)	350,000	1,619	651,619
2021	-		-	13,229	13,229
2022	250,000	(3)	-	-	250,000
Total	$ 550,000		$ 350,000	$ 184,347	$ 1,084,347
Percent of total debt	50.7%		32.3%	17.0%	100.0%

[1] We had no amounts outstanding under our $750,000 unsecured revolving credit facility at 12/31/2014. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 1/31/2020.

[2] Represents the outstanding balance of our $300,000 unsecured term loan at 12/31/2014. We may prepay this term loan without penalty at any time.

[3] Represents the outstanding balance of our $250,000 unsecured term loan at 12/31/2014. We may prepay this term loan at any time, subject to a prepayment premium on the amount outstanding of 2% if prepaid prior to 11/21/2015, 1% if prepaid from 11/22/2015 to 11/21/2016, and none thereafter.

[4] Principal balances are the amounts actually payable pursuant to the applicable contracts. Our carrying values may differ from these amounts because of the effect of unamortized premiums and discounts related to these debts.

[5] Our total debt as of 12/31/2014, including unamortized premiums and discounts, was $1,085,117.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS


GOV

	As of and for the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Leverage Ratios:					
Total debt / total market capitalization [1]	40.1%	41.0%	34.6%	30.5%	30.5%
Total debt / total book capitalization [1]	45.5%	44.9%	43.0%	38.1%	37.7%
Total debt / total assets [1]	44.7%	44.1%	42.0%	37.1%	36.6%
Total debt [1] / gross book value of real estate assets [2] and market value of SIR shares [3]	43.9%	42.5%	38.1%	33.8%	33.8%
Secured debt [1] / total assets	7.7%	7.8%	10.8%	6.4%	5.6%
Coverage Ratios:					
Adjusted EBITDA [4] / interest expense	5.5x	5.7x	7.2x	7.4x	7.4x
Total debt [1] / Annualized Adjusted EBITDA [4]	5.2x	5.3x	4.9x	4.5x	4.5x
Public Debt Covenants [5]:					
Total debt / adjusted total assets - allowable maximum 60.0%	47.1%	47.0%	41.4%	36.4%	36.1%
Secured debt / adjusted total assets - allowable maximum 40.0%	8.0%	8.1%	10.5%	6.2%	5.4%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.9x	5.2x	6.0x	6.4x	6.6x
Total unencumbered assets to unsecured debt - required minimum 150.0%	229.5%	230.1%	279.6%	301.8%	299.0%

[1] Debt includes the effect of unamortized premiums and discounts.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

[3] As of December 31, 2014, GOV owned 21,500,000 common shares of Select Income REIT (NYSE:SIR). The closing price of SIR's common shares on December 31, 2014 was $24.41 per share.

[4] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

[5] In August 2014, we issued $350 million of unsecured senior notes. Prior period public debt covenant compliance amounts are presented for comparative purposes.

GOV

SUMMARY OF CAPITAL EXPENDITURES[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Tenant improvements [2]	$ 4,652	$ 1,861	$ 1,572	$ 1,953	$ 2,477
Leasing costs [3]	538	437	733	269	2,558
Building improvements [4]	1,944	2,788	891	2,104	3,272
Recurring capital expenditures	7,134	5,086	3,196	4,326	8,307
Development, redevelopment and other activities [5]	970	168	902	99	2,105
Total capital expenditures	$ 8,104	$ 5,254	$ 4,098	$ 4,425	$ 10,412
Average sq. ft. during period	11,037	11,004	10,685	10,359	10,159
Building improvements per average sq. ft. during period	$ 0.18	$ 0.25	$ 0.08	$ 0.20	$ 0.32

(1) Amounts exclude properties classified as discontinued operations.

(2) Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

(3) Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

(4) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2014

(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
Mar-14	Fairfax, VA	1	1	83	$ 19,775	$ 238	8.6%	4.0	100.0%	U.S. Government
May-14	Richmond, VA	1	1	174	22,500	129	9.3%	3.8	94.6%	Commonwealth of Virginia
May-14	Reston, VA	1	2	406	112,250	276	8.3%	5.3	100.0%	U.S. Government
Sep-14	Phoenix, AZ	1	1	67	13,000	194	8.0%	10.6	100.0%	State of Arizona
	Total / Weighted Average	4	5	730	$167,525	$ 229	8.4%	5.4	99.3%	

[1] Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of assumed debt, if any, excluding acquisition costs.

[3] Average remaining lease term in years weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price[5]
Feb-14	Phoenix, AZ	1	1	97	$ 5,000
Sep-14	San Diego, CA	1	1	94	12,100
		2	2	191	$ 17,100

[5] Represents the gross contract sale price and excludes closing costs.

PORTFOLIO INFORMATION


3924
3924

Pender Business Park, Fairfax, VA
Square Feet: 170,940
Primary Tenant: The Commonwealth of Virginia

GOV

PORTFOLIO SUMMARY[1]

As of December 31, 2014

	Number of Properties	Number of Buildings	Sq. Ft.[2]	% Sq. Ft.	% Sq. Ft. Leased	% Rental Income Three Months Ended 12/31/2014	% NOI Three Months Ended 12/31/2014 [3]	% Cash Basis NOI Three Months Ended 12/31/2014 [3]
Properties majority leased to the U.S. Government [4]	50	64	7,744,308	70.3%	65.7%	68.9%	71.0%	72.0%
Properties majority leased to state governments	18	24	2,597,587	23.5%	19.6%	23.8%	22.1%	22.0%
Property majority leased to the United Nations	1	1	187,060	1.7%	1.7%	4.0%	4.5%	4.8%
Properties majority leased to non-government tenants	3	3	507,788	4.6%	7.9%	3.3%	2.4%	1.2%
Total	72	92	11,036,743	100.0%	94.9%	100.0%	100.0%	100.0%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] One property contains five buildings, of which two were vacant as of December 31, 2014.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS


GOV

(dollars and sq. ft. in thousands)

	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Properties (end of period)	72	68	65	65
Total sq. ft.[3]	11,037	10,317	9,992	10,002
Percent leased [4]	94.9%	94.8%	94.5%	94.6%
Rental income [5]	$ 64,625	$ 58,271	$ 57,814	$ 57,059
NOI [6]	$ 40,548	$ 35,724	$ 35,610	$ 34,842
Cash Basis NOI[6]	$ 39,663	$ 35,160	$ 35,092	$ 34,400
NOI % margin[7]	62.7%	61.3%	61.6%	61.1%
Cash Basis NOI % margin[7]	62.2%	60.9%	61.2%	60.8%
NOI % change	13.5%	-	2.2%	-
Cash Basis NOI % change	12.8%	-	2.0%	-

	Summary Consolidated Results [1] For the Year Ended		Summary Same Property Results [8] For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Properties (end of period)	72	68	63	63
Total sq. ft.[3]	11,037	10,317	9,636	9,646
Percent leased [4]	94.9%	94.8%	94.3%	94.4%
Rental income [5]	$ 251,031	$ 226,910	$ 226,358	$ 223,979
NOI [6]	$ 157,291	$ 142,950	$ 139,758	$ 140,936
Cash Basis NOI[6]	$ 153,658	$ 141,334	$ 139,276	$ 140,531
NOI % margin[7]	62.7%	63.0%	61.7%	62.9%
Cash Basis NOI % margin[7]	62.1%	62.7%	61.7%	62.9%
NOI % change	10.0%	-	(0.8%)	-
Cash Basis NOI % change	8.7%	-	(0.9%)	-

(1) Based on properties we owned as of 12/31/2014, excluding properties classified as discontinued operations.

(2) Based on properties we owned as of 12/31/2014 and which we owned continuously since 10/1/2013, excluding properties classified as discontinued operations.

(3) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(8) Based on properties we owned as of 12/31/2014 and which we owned continuously since 1/1/2013, excluding properties classified as discontinued operations.


GOV

OCCUPANCY AND LEASING SUMMARY[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Properties (end of period)	72	72	71	69	68
Total sq. ft. [2]	11,037	11,037	10,970	10,400	10,317
Percentage leased	94.9%	95.4%	95.5%	95.1%	94.8%
Leasing Activity (sq. ft.):					
Government tenants	164	140	159	17	126
Non-government tenants	34	28	45	45	133
Total	198	168	204	62	259
% Change in GAAP Rent [3]:					
Government tenants	7.8%	7.8%	26.5%	35.9%	2.5%
Non-government tenants	5.8%	(31.4%)	(12.8%)	(12.4%)	(23.3%)
Total	7.5%	(0.6%)	16.0%	(2.3%)	(8.0%)
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 2,777	$ 754	$ 4,324	$ -	$ 594
Non-government tenants	587	1,305	1,012	1,658	8,775
Total	$ 3,364	$ 2,059	$ 5,336	$ 1,658	$ 9,369
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 16.94	$ 5.37	$ 27.25	$ -	$ 4.71
Non-government tenants	$ 17.27	$ 47.58	$ 22.16	$ 36.92	$ 65.91
Total	$ 17.00	$ 12.28	$ 26.11	$ 26.55	$ 36.14
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	5.6	5.2	4.8	6.8	3.4
Non-government tenants	4.5	7.7	6.2	5.3	11.1
Total	5.4	5.6	5.1	5.7	7.4
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 3.02	$ 1.04	$ 5.67	$ -	$ 1.37
Non-government tenants	$ 3.82	$ 6.15	$ 3.58	$ 6.95	$ 5.91
Total	$ 3.13	$ 2.20	$ 5.10	$ 4.62	$ 4.89

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY TENANT TYPE[1]


GOV

Tenant Type	As of 9/30/2014[2]	9/30/2014 % Leased[2]	Sq. Ft. Leased During the Three Months Ended 12/31/2014: Leases Expired	New and Renewal Leases	Acquisitions/ Sales	As of 12/31/2014[2]	12/31/2014 % Leased[2]
U.S. Government	7,327,652	66.4%	(137,193)	65,683	-	7,256,142	65.7%
State Government	2,163,389	19.6%	(98,223)	98,223	-	2,163,389	19.6%
United Nations	187,060	1.7%	-	-	-	187,060	1.7%
Non-government	853,949	7.7%	(20,527)	33,962	-	867,384	7.9%
	10,532,050	95.4%	(255,943)	197,868	-	10,473,975	94.9%

Tenant Type	Sq. Ft. of Leases Executed During the Three Months Ended 12/31/2014: New	Renewals	Total
U.S. Government	31,030	34,653	65,683
State Government	-	98,223	98,223
United Nations	-	-	-
Non-government	16,107	17,855	33,962
Total	47,137	150,731	197,868

(1) Excludes properties classified as discontinued operations.

(2) Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.


GOV

TENANT LIST(1)

As of December 31, 2014



	Tenant	Rentable Sq. Ft. (2)	% of Total Rentable Sq. Ft. (2)	% of Annualized Rental Income (3)
	U.S. Government:			
1	U.S. Citizenship and Immigration Services	475,007	4.3%	8.5%
2	Internal Revenue Service	1,041,806	9.4%	8.5%
3	U.S. Government (4)	489,518	4.4%	5.6%
4	Department of Agriculture	337,500	3.1%	3.7%
5	Federal Bureau of Investigation	339,485	3.1%	3.6%
6	Department of Justice	221,701	2.0%	3.0%
7	U.S. Customs and Border Protection	255,219	2.3%	2.8%
8	Department of Veterans Affairs	295,172	2.7%	2.8%
9	Centers for Disease Control	287,890	2.6%	2.5%
10	Social Security Administration	237,835	2.2%	2.3%
11	Defense Intelligence Agency	266,000	2.4%	2.1%
12	Department of Homeland Security	127,508	1.2%	1.9%
13	National Business Center	212,996	1.9%	1.8%
14	Department of Energy	220,702	2.0%	1.8%
15	National Park Service	166,745	1.5%	1.8%
16	U.S. Courts	115,366	1.0%	1.7%
17	Natural Resource Center	150,551	1.4%	1.3%
18	Drug Enforcement Agency	147,955	1.3%	1.3%
19	Department of Health and Human Services	128,645	1.2%	1.2%
20	National Archives and Record Administration	352,064	3.2%	1.2%
21	Bureau of Land Management	183,325	1.7%	1.1%
22	Defense Nuclear Facilities Board	58,931	0.5%	0.9%
23	U.S. Postal Service	321,800	2.9%	0.9%
24	Occupational Health and Safety Administration	57,770	0.5%	0.8%
25	Military Entrance Processing Station	56,931	0.5%	0.8%
26	Centers for Medicare and Medicaid Services	78,361	0.7%	0.7%
27	Financial Management Service	98,073	0.9%	0.7%
28	Department of Housing and Urban Development	88,559	0.8%	0.7%
29	Environmental Protection Agency	43,232	0.4%	0.6%
30	Department of the Army	228,108	2.1%	0.6%
31	Food and Drug Administration	33,398	0.3%	0.4%
32	Department of Defense	31,030	0.3%	0.3%
33	Bureau of Prisons	51,138	0.5%	0.3%
34	Equal Employment Opportunity Commission	19,409	0.2%	0.1%
35	National Labor Relations Board	10,615	0.1%	0.1%
36	Small Business Administration	7,910	0.1%	0.1%
37	Department of State	5,928	0.1%	0.1%
38	Executive Office for Immigration Review	5,500	0.0%	0.0%
39	Department of Labor	6,459	0.1%	0.0%
	Subtotal U.S. Government	7,256,142	65.7%	69.0%

	Tenant	Rentable Sq. Ft. (2)	% of Total Rentable Sq. Ft. (2)	% of Annualized Rental Income (3)
	State Government:			
1	State of California - five agency occupants	415,260	3.8%	4.1%
2	Commonwealth of Massachusetts - three agency occupants	307,119	2.8%	3.9%
3	State of Georgia - Department of Transportation	293,035	2.7%	2.3%
4	Commonwealth of Virginia - seven agency occupants	251,395	2.3%	2.2%
5	State of Oregon - two agency occupants	199,018	1.8%	1.8%
6	State of New Jersey - two agency occupants	176,855	1.6%	1.8%
7	State of Washington - Social and Health Services	111,908	1.0%	1.1%
8	State of Arizona - Arizona State University	66,743	0.6%	0.5%
9	State of South Carolina - four agency occupants	121,561	1.1%	0.5%
10	State of Minnesota - two agency occupants	71,821	1.1%	0.5%
11	State of Maryland - two agency occupants	84,674	0.7%	0.5%
12	State of New York - Department of Agriculture	64,000	0.6%	0.4%
	Subtotal State Government	2,163,389	19.6%	19.7%
	The United Nations	187,060	1.7%	4.3%
	148 Non-Government Tenants	867,384	7.9%	7.0%
	Subtotal Leased Rentable Square Feet	10,473,975	94.9%	100.0%
	Available for Lease	562,768	5.1%	--
	Total Rentable Square Feet	11,036,743	100.0%	100.0%

(1) Amounts exclude properties classified as discontinued operations.
(2) Sq. ft. is pursuant to leases existing as of 12/31/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 12/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(4) Agency occupant cannot be disclosed.


GOV

LEASE EXPIRATION SCHEDULE[1]

As of December 31, 2014
(dollars and sq. ft. in thousands)

Year [2]	Number of Tenants Expiring	Sq. Ft. Expiring [3]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [4]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2015	50	686,767	6.8%	6.8%	$ 13,490	5.6%	5.6%
2016	43	1,058,795	10.4%	17.2%	35,741	14.9%	20.5%
2017	38	705,732	7.0%	24.2%	14,526	6.0%	26.5%
2018	40	1,341,390	13.2%	37.4%	34,717	14.4%	40.9%
2019	31	1,832,615	18.1%	55.5%	44,919	18.7%	59.6%
2020	24	1,280,140	12.6%	68.1%	30,594	12.7%	72.3%
2021	13	859,768	8.5%	76.6%	16,677	6.9%	79.2%
2022	10	657,604	6.5%	83.1%	14,171	5.9%	85.1%
2023	8	487,373	4.8%	87.9%	11,473	4.8%	89.9%
2024 and thereafter	18	1,226,291	12.1%	100.0%	24,291	10.1%	100.0%
Total	275	10,136,475	100.0%		$ 240,599	100.0%	
Weighted average remaining lease term (in years)		5.1			4.9		

[1] Excludes one property classified as discontinued operations, and one property sold to its tenant at the end of its lease term in February 2015.

[2] The year of lease expiration is pursuant to current contract terms. Some government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.

[3] Sq. ft. is pursuant to leases existing as of 12/31/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[4] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 12/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



4560 Viewridge Road, San Diego, CA
Square Feet: 147,955
Primary Tenant: U.S. Drug Enforcement Agency

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI[1]

EXHIBIT A


GOV

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Calculation of NOI and Cash Basis NOI [2]:				
Rental income [3]	$ 64,625	$ 58,271	$ 251,031	$ 226,910
Operating expenses	(24,077)	(22,547)	(93,740)	(83,960)
Property net operating income (NOI)	40,548	35,724	157,291	142,950
Non-cash straight line rent adjustments included in rental income [3]	(1,123)	(787)	(4,501)	(2,739)
Lease value amortization included in rental income [3]	238	223	868	1,123
Cash Basis NOI	$ 39,663	$ 35,160	$ 153,658	$ 141,334
Reconciliation of NOI and Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 39,663	$ 35,160	$ 153,658	$ 141,334
Non-cash straight line rent adjustments included in rental income	1,123	787	4,501	2,739
Lease value amortization included in rental income	(238)	(223)	(868)	(1,123)
NOI	40,548	35,724	157,291	142,950
Depreciation and amortization	(17,339)	(14,739)	(66,593)	(55,699)
Loss on asset impairment	(400)	-	(2,016)	-
Acquisition related costs	(54)	(738)	(1,344)	(2,439)
General and administrative	(4,272)	(3,361)	(15,809)	(12,710)
Operating income	18,483	16,886	71,529	72,102
Interest and other income	1	17	69	37
Interest expense	(9,518)	(4,443)	(28,048)	(16,831)
Loss on early extinguishment of debt	(766)	-	(1,307)	-
Income tax benefit (expense)	13	(83)	(117)	(133)
Loss on issuance of shares by an equity investee	(14)	-	(53)	-
Equity in earnings of investees	6,032	115	10,963	334
Income from continuing operations	14,231	12,492	53,036	55,509
Income (loss) from discontinued operations	(117)	232	3,498	(889)
Net income	$ 14,114	$ 12,724	$ 56,534	$ 54,620

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses NOI and Cash Basis NOI.
(2) Excludes properties classified as discontinued operations.
(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CALCULATION OF EBITDA AND ADJUSTED EBITDA[1]

EXHIBIT B


GOV

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net income	$ 14,114	$ 12,724	$ 56,534	$ 54,620
Add: interest expense	9,518	4,443	28,048	16,831
income tax expense	-	83	117	133
depreciation and amortization from continuing operations	17,339	14,739	66,593	55,699
depreciation and amortization from discontinued operations	-	-	-	1,025
Less: income tax benefit	(13)	-	-	-
EBITDA	40,958	31,989	151,292	128,308
Add: acquisition related costs	54	738	1,344	2,439
general and administrative expense paid in common shares[2]	461	330	2,181	1,268
loss on impairment from discontinued operations	-	-	-	10,142
loss on impairment from continuing operations	400	-	2,016	-
loss on early extinguishment of debt	766	-	1,307	-
loss on issuance of shares by an equity investee	14	-	53	-
adjusted EBITDA attributable to SIR investment	15,241	-	29,358	-
Less: increase in carrying value of asset held for sale	-	-	(2,344)	-
equity in earnings of SIR	(6,004)	-	(10,876)	-
net gain on sale of properties from discontinued operations	-	-	(774)	(8,168)
Adjusted EBITDA	$ 51,890	$ 33,057	$ 173,557	$ 133,989

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors.

(2) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO[1]

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net income	$ 14,114	$ 12,724	$ 56,534	$ 54,620
Add: depreciation and amortization from continuing operations	17,339	14,739	66,593	55,699
depreciation and amortization from discontinued operations	-	-	-	1,025
loss on impairment from continuing operations	400	-	2,016	-
loss on impairment from discontinued operations	-	-	-	10,142
FFO attributable to SIR investment	13,447	-	24,677	-
Less: equity in earnings of SIR	(6,004)	-	(10,876)	-
increase in carrying value of asset held for sale	-	-	(2,344)	-
net gain on sale of properties from discontinued operations	-	-	(774)	(8,168)
FFO	39,296	27,463	135,826	113,318
Add: acquisition related costs	54	738	1,344	2,439
loss on early extinguishment of debt	766	-	1,307	-
loss on issuance of shares by an equity investee	14	-	53	-
normalized FFO attributable to SIR investment	14,024	-	26,898	-
Less: FFO attributable to SIR investment	(13,447)	-	(24,677)	-
Normalized FFO	$ 40,707	$ 28,201	$ 140,751	$ 115,757
Weighted average common shares outstanding (basic)	70,254	54,637	61,313	54,606
Weighted average common shares outstanding (diluted)	70,343	54,722	61,399	54,685
Basic and diluted per common share amounts:				
Net income per common share (basic and diluted)	$ 0.20	$ 0.23	$ 0.92	$ 1.00
FFO per common share (basic)	$ 0.56	$ 0.50	$ 2.22	$ 2.08
FFO per common share (diluted)	$ 0.56	$ 0.50	$ 2.21	$ 2.07
Normalized FFO per common share (basic)	$ 0.58	$ 0.52	$ 2.30	$ 2.12
Normalized FFO per common share (diluted)	$ 0.58	$ 0.52	$ 2.29	$ 2.12

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses FFO and Normalized FFO.


GOV

NON-GAAP FINANCIAL MEASURES DEFINITIONS

Definition of NOI and Cash Basis NOI



We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.



Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, any gain or loss on issuance of shares by an equity investee and Adjusted EBITDA attributable to our equity investment in SIR, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to our equity investment in SIR and our equity in earnings of SIR but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR, include business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and exclude acquisition related costs, loss on early extinguishment of debt and loss on issuance of shares by an equity investee. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our credit agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, our receipt of distributions from SIR and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

PROPERTY DETAIL[1]

(sorted by location)

EXHIBIT E


GOV

As of December 31, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,432	$ 10,020	$ 9,224	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,499	13,032	12,741	12/17/2013	2009
3	15451 North 28th Avenue	Phoenix, AZ	1	State	66,743	100.0%	1,341	9,333	9,271	9/10/2014	2013
4	711 14th Avenue	Safford, AZ	1	Federal	36,139	94.4%	927	12,274	10,952	6/16/2010	1992
5	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,402	49,492	8/29/2012	1971
6	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,609	17,485	16,991	10/30/2013	2012
7	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,105	15,304	13,506	12/23/2009	1993
8	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,568	9/14/2011	1992
9	Capital Place	Sacramento, CA	1	State	163,840	97.5%	4,623	41,985	37,087	12/17/2009	1988
10	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	80.9%	2,867	19,497	17,873	7/16/2010	1981
11	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,229	23,491	14,856	3/31/1997	1996
12	Sky Park Centre	San Diego, CA	1	Federal	43,918	70.7%	834	6,219	4,485	6/24/2002	1986
13	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,702	7/20/2012	2012
14	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,553	7,102	4,370	3/31/1997	1997
15	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,540	27,462	24,415	1/15/2010	1988
16	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,589	34,272	25,432	10/11/2002	1996
17	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,322	84,394	56,734	3/31/1997	1996
18	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	7,379	55,392	52,155	8/17/2010	1989
19	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,814	35,775	32,959	5/12/2011	1999
20	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,878	13,006	11,745	10/15/2010	2008
21	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,652	24,064	22,855	7/25/2012	2007
22	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,242	38,425	30,155	7/16/2004	1967
23	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,790	17,216	14,021	7/16/2004	1972
24	One Georgia Center	Atlanta, GA	1	State	375,952	94.3%	6,779	38,358	36,061	9/30/2011	2008
25	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,041	21,025	19,838	7/25/2012	2005
26	220 E. Bryan Street	Savannah, GA	1	Federal	35,228	100.0%	671	3,372	3,098	7/16/2010	1990
27	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,287	32,745	31,045	9/11/2012	1997
28	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,065	15,456	13,687	12/29/2009	1988
29	Intech Park	Indianapolis, IN	3	Federal	433,924	85.2%	9,314	75,322	69,574	10/14/2011	2003
30	400 State Street	Kansas City, KS	1	Federal	170,817	89.8%	2,554	11,917	10,602	6/16/2010	1971
31	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,535	13,431	12,844	12/31/2012	2002
32	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	4,014	23,077	21,162	8/17/2010	1988
33	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,254	28,689	5/24/2010	2008
34	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,321	12,247	11,325	2/16/2011	2009
35	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,352	13,635	12,358	6/16/2010	1987
36	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,270	11,237	7,816	10/15/1998	1989
37	2115 East Jefferson Street	Rockville, MD	1	Federal	128,645	100.0%	3,093	14,501	14,129	8/27/2013	2003
38	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,772	12,935	8,197	3/31/1997	1995
39	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,233	40,883	36,460	2/26/2010	2004
40	4700 River Road	Riverdale, MD	1	Federal	337,500	100.0%	9,177	29,896	29,896	9/17/2010	1994
41	1401 Rockville Pike	Rockville, MD	1	Non-Govt	188,444	27.7%	1,572	37,969	24,684	2/2/1998	1986

See notes on page 33.


GOV

EXHIBIT E

PROPERTY DETAIL[1]

(sorted by location)

As of December 31, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
42	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	1,866	11,825	11,292	11/16/2012	2011
43	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	100.0%	3,923	25,458	23,341	2/15/2011	1996
44	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,700	18,632	16,531	4/23/2010	2009
45	330 South Second Avenue	Minneapolis, MN	1	Non-Govt	193,556	72.8%	2,543	29,816	27,409	7/16/2010	2013
46	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	8,012	5,589	12/1/1999	1987
47	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,070	15,043	14,359	9/27/2012	1998
48	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,817	11,404	7,155	3/31/1997	1995
49	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,773	25,946	24,405	7/25/2012	2009
50	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,216	17,206	15,306	8/31/2009	1997
51	50 West State Street	Trenton, NJ	1	State	266,995	98.3%	6,887	44,537	40,647	12/30/2010	1989
52	435 Montano Boulevard	Albuquerque, NM	1	Federal	29,045	100.0%	431	2,508	2,253	7/16/2010	1986
53	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	100.0%	2,871	28,320	19,482	3/31/1997	2013
54	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,093	7,190	6,790	6/22/2012	2004
55	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	81.6%	5,753	25,347	23,796	8/31/2011	2000
56	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	10,642	104,678	98,687	5/27/2011	2008
57	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,056	28,403	26,730	12/20/2011	2007
58	Synergy Business Park	Columbia, SC	3	State	180,703	89.8%	2,089	15,070	13,031	5/10/2006;9/17/2010	1984
59	One Memphis Place	Memphis, TN	1	Federal	204,694	74.0%	2,979	8,172	7,442	9/17/2010	1985
60	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,164	12,838	8,756	12/23/1997	1997
61	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,512	11,307	10,986	8/28/2013	2011
62	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,420	15,814	15,573	3/21/2014	2011
63	Pender Business Park	Fairfax, VA	4	State	170,940	96.1%	4,082	24,002	23,378	11/4/2013	2000
64	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	11,512	87,775	86,628	5/28/2014	1996
65	9960 Maryland Drive	Richmond, VA	1	State	173,932	94.6%	3,217	18,573	18,341	5/20/2014	1994
66	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,639	9,717	9,051	6/22/2011	1998
67	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,109	9,236	8,229	4/9/2010	2009
68	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,656	18,895	17,929	6/28/2012	1988
69	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,812	21,774	14,042	3/31/1997	1995
70	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,017	5,616	5,192	6/9/2011	2006
71	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	777	5,056	3,260	3/31/1997	1993
72	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,481	11,325	6,921	3/31/1997	1995
			92		11,036,743	94.9%	$ 249,776	$ 1,712,376	$ 1,492,585		1995

(1) Excludes properties classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 12/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on square feet.